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                                     LOGO OF
                            AETERNA LABORATORIES INC.


                                                                   PRESS RELEASE
                                                           For immediate release


          AETERNA SIGNS FIRST TWO STRATEGIC ALLIANCES IN EUROPE FOR THE
                   COMMERCIALIZATION OF NEOVASTAT FOR CANCER


            EXCLUSIVE RIGHTS GRANTED TO TWO PHARMACEUTICAL COMPANIES
                             FROM GERMANY AND SPAIN


QUEBEC CITY, QUEBEC, FEBRUARY 15, 2001 - AEterna Laboratories Inc. (TSE:
AEL; Nasdaq: AELA) announced today the signing of agreements for the commercialization of Neovastat for the European market with Grupo Ferrer Internacional, S.A., one of the largest Spanish pharmaceutical companies based in Barcelona, and Medac GmbH from Hamburg, the German oncology business unit of the multinational Schering AG.

According to its continental partnership strategy, AEterna grants the exclusive rights for the commercialization and distribution of Neovastat in oncology to Grupo Ferrer Internacional for the Southern European countries including Spain, Greece, Portugal and Italy, and to Medac GmbH for Germany, United Kingdom, Scandinavian countries, Switzerland, Austria, and Eastern Europe. These two agreements account for more than 30% of the worldwide pharmaceutical market. Under the terms of these agreements, AEterna will secure the production of Neovastat and will receive double digit royalties on total net sales. Milestone payments to AEterna of more than $35 million Canadian are also included in these two deals. Furthermore, the partners will share expenses for research projects that are in line with anticipated new indications.

"We are extremely pleased to work with Grupo Ferrer and Medac," said Dr.
Eric Dupont, President and Chief Executive Officer of AEterna. "Both of these pharmaceutical companies have an excellent reputation, strong leadership in their local markets, as well as an impressive base in R&D. These agreements are perfect examples of our continental alliance strategy which focuses on finding partners who will give priority to Neovastat within their respective markets through their dedicated oncology sales force. The signing of these first alliances represents a major step forward in our strategic growth. Furthermore, other strategic partnerships will be established in order to complete our positioning at the international level," concluded Dr. Dupont.

"We had been targeting Neovastat for a long time and we are very pleased to have reached this agreement with AEterna's team," said Mr. Rafael Foguet, Chief Executive Officer of Grupo Ferrer Internacional. "There is no doubt that the early inclusion of Neovastat in our portfolio will position Grupo Ferrer among the frontrunners in the exciting field of angiogenesis." "This agreement with AEterna allows us to count on an innovative product in its final stage of development in a new class of drugs which has huge sales potential," said Mr. Wilfried Mohr, President of Medac. "With its multiple mechanisms of action, its low toxicity and its oral


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administration, Neovastat represents a unique product which will further consolidate Medac's leadership position in oncology."

ABOUT GRUPO FERRER INTERNACIONAL, S.A.

Founded in 1959, Grupo Ferrer is one of Spain's largest pharmaceutical companies and a European marketing partner of leading multinational drug companies. In addition, it has research facilities in France, Spain and Germany, as well as major collaborative research programs in place with leading European and U.S. institutions.

ABOUT MEDAC GMBH

Founded in 1970, Medac is a leader in oncology in Germany, the largest European market. The multinational Schering AG owns 25% of Medac which in turn assumes responsibilities for all Schering AG oncology sales in Germany. Medac has state of the art research and manufacturing facilities in Hamburg and Munich in Germany, and has subsidiaries in Glasgow (UK), Varberg (Sweden), Vienna (Austria) as well as Prague (Czech Republic). Medac is also heavily involved in other areas like urology, auto-immune diseases and cellular therapy techniques. Extensive research programs are also conducted in tumour diagnosis with innovative markers.

ABOUT AETERNA

AEterna Laboratories is a frontrunner in the field of antiangiogenesis with its lead compound, AE-941/Neovastat, in Phase III clinical trials for the treatment of lung cancer and kidney cancer and in Phase II pivotal trial for the treatment of multiple myeloma.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company focused on the development of new therapies to treat a variety of conditions, principally cancer. AEterna's lead compound, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology. The company also owns 64% of Atrium Biotechnologies Inc., specialized in the development of active ingredients used in cosmetics and nutrition products.

NEOVASTAT'S MULTIPLE MECHANISMS OF ACTION

Neovastat, is a novel orally bioavailable naturally occurring antiangiogenic product that has multiple mechanisms of action. Neovastat blocks two of the main regulators of angiogenesis, VEGF and MMPs. Most tumors secrete VEGF, which binds to specific receptor sites on the wall of blood vessels and triggers the growth of new blood vessels. Neovastat contains active components that specifically block the receptors where VEGF binds. Preclinical studies also evidence that Neovastat regulates the proliferation of endothelial cells that is thought to be necessary for the growth of new blood vessels. In addition, Neovastat has been shown to selectively inhibit MMPs 2, 9 and 12, which are involved in breaking down the surrounding tissue and creating an opening for the formation of new blood vessels.

AEterna is listed on The Toronto Stock Exchange under the symbol AEL and the Nasdaq National Market under the symbol AELA.

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.


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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.
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INFORMATION:

Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: 418-652-8525 ext. 406
Fax: 418-577-7700
E-mail: paul.burroughs@aeterna.com

USA
INVESTOR RELATIONS:
Ms. Dian Griesel
The Investor Relations Group Inc.
Tel.: 212-736-2650
Fax: 212-736-2610
E-mail: TheProTeam@aol.com

MEDIA:
John W. Walker
Tel.: 212-722-6040
Fax: 212-535-3380
E-mail: jwwalker44@cs.com

GERMANY
INVESTOR RELATIONS AND MEDIA
Ms. Ursula Fessele
Tel.: 1-49-6196-8800-218
Fax:  1-49-6196-8800-447


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